

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 23, 2009

Via Fax & U.S. Mail

Mr. Lawrence A Jacobs, Senior Executive Vice President
News Corporation
1211 Avenue of the Americas
New York, New York 10036

>   **Re: News Corporation**
>   **Form 10-K for the fiscal year ended June 30, 2009**
>   **Filed August 12, 2009**
>   **File No. 001-32352**

Dear Mr. Jacobs:

We have reviewed your response letter dated December 10, 2009 and have the following comment. Unless otherwise indicated, we think you should revise your document in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended June 30, 2009

Financial Statements, page 79
Notes to Consolidated Financial Statements, page 87
Note 23. Additional Financial Information, page 146

1. We have reviewed your response to our prior comment number 1 in which you explain your basis or rationale for classifying the gain on the sale of certain wholly owned television stations of $232 million as a component of "other, net" non-operating income in your consolidated statement of operations for the fiscal year ended June 30, 2009. However, based on our review of your response, we continue to believe that this item would be more appropriately classified as a component of the company's income from operations for the period. As outlined in paragraph 45 of SFAS No.144, a gain or loss that is recognized on the sale of a disposal group that is not a component shall be included in the caption "income from operations" if such caption is presented in the financial statements. Although your television statements were a component of your business they did not qualify for treatment as discontinued operations and therefore we believe a similar treatment should be used for the gain resulting from their sale. Additionally, as outlined in Question 2 to SAB Topic 5:P, it is generally the staff's position that charges (as well as gains) that relate to activities for which the revenues and related expenses have historically been included in operating income should generally be included in this caption in the statement of operations. Please confirm that you will revise your presentation in future filings to comply with this guidance.

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You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief